Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated October 17, 2011
Pricing Supplement to the Prospectus,
the Prospectus Supplement and the Product Supplement, each dated June 22, 2011
US$    ●
Senior Medium-Term Notes, Series B
Reverse Exchangeable Notes
Each Linked to a Single Reference Stock Issuer

•
This pricing supplement relates to ten separate note offerings. Each issue of the notes is linked to one, and only one, Reference Stock. You may participate in any of the ten offerings or, at your election, in two or more of the offerings. This pricing supplement does not, however, allow you to purchase a single note linked to a basket of some or all of the Reference Stocks described below.

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The notes are designed for investors who seek an interest rate that is higher than that of a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the applicable Reference Stock, be willing to accept the risks of owning the common equity securities of the applicable Reference Stock Issuer, and be willing to lose some or all of their principal at maturity.

•	Investing in the notes is not equivalent to investing in the shares of any of the Reference Stocks.

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Each issue of the offered notes will pay interest monthly at the fixed per annum rate specified for that issue below. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on whether the Final Stock Price of the applicable Reference Stock has closed below the applicable Trigger Price, as described below.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

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Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the applicable Reference Stock (or, at our election, the applicable Cash Delivery Amount), in each case, together with any accrued and unpaid interest, as described below.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp., is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

RevEx Number	Reference Stock Issuer	Ticker Symbol	Principal Amount*	Interest Rate per Annum*	Trigger Price (% of the Initial Stock Price)	Initial Stock Price *	Term (in months)	CUSIP	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
0479	Delta Air Lines, Inc.	DAL		17.00%	80%		3	06366QA80	100%	●% US$●	●% US$●
0480	Freeport-McMoRan Copper & Gold Inc.	FCX		16.00%	80%		3	06366QA98	100%	●% US$●	●% US$●
0481	International Paper Company	IP		12.00%	80%		3	06366QB22	100%	●% US$●	●% US$●
0482	lululemon athletica inc.	LULU		20.00%	75%		3	06366QB30	100%	●% US$●	●% US$●
0483	Netflix Inc.	NFLX		15.00%	70%		3	06366QB48	100%	●% US$●	●% US$●
0484	Wynn Resorts Limited	WYNN		17.00%	75%		3	06366QB55	100%	●% US$●	●% US$●
0485	Yahoo! Inc.	YHOO		10.00%	80%		3	06366QB63	100%	●% US$●	●% US$●
0486	CBS Corporation	CBS		12.00%	75%		3	06366QB71	100%	●% US$●	●% US$●
0487	Aflac, Inc.	AFL		11.00%	80%		3	06366QB89	100%	●% US$●	●% US$●
0488	Tiffany & Co.	TIF		14.00%	80%		3	06366QB97	100%	●% US$●	●% US$●
* The actual principal amount, interest rate and Initial Stock Price for each note will be set on the pricing date.
Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” sections beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
We expect to deliver the notes through the facilities of The Depository Trust Company on or about October 31, 2011.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Payment at Maturity:
The payment at maturity for each of the notes is based on the performance of the applicable Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless the Final Stock Price is less than the Trigger Price for the applicable Reference Stock.

If the Final Stock Price is less than the Trigger Price, you will receive at maturity, instead of the principal amount of your notes, the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the Cash Delivery Amount). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Delivery Amount will most likely be substantially less than the principal amount of your notes, and may be zero.

Pricing Date:	On or about October 26, 2011

Settlement Date:	On or about October 31, 2011

Valuation Date:	On or about January 26, 2012

Maturity Date:	On or about January 31, 2012

Interest Payment Dates:
Interest on the notes will be paid in equal monthly installments on the last business day of each month beginning on November 30, 2011, to and including the maturity date (subject to postponement as described in the product supplement).

Monitoring Period:	The Valuation Date. The price of the Reference Stock between the Pricing Date and the Valuation Date will not impact the Payment at Maturity.

Physical Delivery Amount:
The number of shares of the applicable Reference Stock, per $1,000 in principal amount of the notes, equal to $1,000 divided by the applicable Initial Stock Price, subject to adjustments, as described in the product supplement.  Any fractional shares will be paid in cash.

Cash Delivery Amount:
For each Reference Stock, the amount in cash equal to the product of (1) the Physical Delivery Amount and (2) the Final Stock Price of that Reference Stock, subject to adjustments, as described in the product supplement.

Initial Stock Price:
The closing price of the applicable Reference Stock on the pricing date.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Final Stock Price:	The closing price of the applicable Reference Stock on the Valuation Date.

Automatic Redemption:	Not Applicable

The pricing date and the settlement date are subject to change. The actual pricing date, settlement date, interest payment dates, Valuation Date and maturity date for each of the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

This pricing supplement relates to ten separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. The purchaser of a note will acquire a security linked to a single Reference Stock (and not to a basket that includes any other Reference Stock). You may participate in any of the note offerings or, at your election, in two or more of the offerings.

You should read this pricing supplement together with the product supplement, the prospectus supplement and the prospectus, each dated June 22, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911002106/f622111424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated June 22, 2011.

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Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. The payment at maturity will be based on the applicable Final Stock Price.  If the Final Stock Price is less than the applicable Trigger Price, you will receive at maturity a number of shares of the applicable Reference Stock (or, at our election, the Cash Delivery Amount).  We expect that the market value of those shares or the Cash Delivery Amount will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

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Your return on the notes is limited to the principal amount plus accrued interest regardless of any appreciation in the value of the applicable Reference Stock. — You will not receive a payment at maturity with a value greater than your principal amount, plus accrued and unpaid interest.  This will be the case even if the Final Stock Price exceeds the Initial Stock Price by a substantial amount.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on each interest payment date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuers, including extending loans to, or making equity investments in, the Reference Stock Issuers, or providing advisory services to them.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuers, and these reports may or may not recommend that investors buy or hold shares of the Reference Stocks.  As a potential purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock Issuer that in your judgment is appropriate to make an informed investment decision.

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The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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You will have no ownership rights in the applicable Reference Stock. — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments. In addition, the applicable Reference Stock Issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.

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No affiliation with the Reference Stock Issuers. — We are not affiliated with the Reference Stock Issuers.  You should make your own investigation into the Reference Stocks and the Reference Stock Issuers. We are not responsible for any Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading in the Reference Stocks. — We or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the value of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

The Reference Stocks

All information contained herein on the Reference Stocks and on the Reference Stock Issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock Issuer under the Exchange Act can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.  See the section “The Reference Stock Issuers” in the product supplement for additional information.

Delta Air Lines, Inc.

Delta Air Lines, Inc. provides scheduled air transportation for passengers, freight, and mail over a network of routes throughout the United States and internationally. Its common stock is traded on the New York Stock Exchange under the symbol “DAL.”

Historical Information of the Common Stock of Delta Air Lines, Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through October 13, 2011.

		High ($)	Low ($)

2008	First Quarter	18.53	8.35
	Second Quarter	10.48	5.00
	Third Quarter	9.94	4.64
	Fourth Quarter	11.52	5.64

2009	First Quarter	12.38	3.93
	Second Quarter	8.11	5.40
	Third Quarter	9.65	5.68
	Fourth Quarter	11.81	6.95

2010	First Quarter	14.65	11.22
	Second Quarter	14.93	11.31
	Third Quarter	12.61	9.96
	Fourth Quarter	14.33	11.24

2011	First Quarter	13.00	9.79
	Second Quarter	11.51	9.00
	Third Quarter	9.41	6.62
	Fourth Quarter (through October 13, 2011	8.68	6.65

Freeport-McMoRan Copper & Gold Inc.

Freeport-McMoRan Copper & Gold Inc., through its subsidiary, is a copper, gold and molybdenum mining company. The company primarily mines for copper and owns mining interests in Chile and Indonesia. The company, through a subsidiary, is also involved in smelting and refining of copper concentrates. Its common stock is traded on the New York Stock Exchange under the symbol “FCX.”

Historical Information of the Common Stock of Freeport-McMoRan Copper & Gold Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through October 13, 2011.

		High ($)	Low ($)

2008	First Quarter	53.29	38.65
	Second Quarter	62.93	48.82
	Third Quarter	57.78	26.61
	Fourth Quarter	26.48	8.40

2009	First Quarter	21.53	11.07
	Second Quarter	30.21	19.14
	Third Quarter	36.58	22.50
	Fourth Quarter	43.66	32.70

2010	First Quarter	44.05	33.35
	Second Quarter	43.67	29.33
	Third Quarter	43.52	29.09
	Fourth Quarter	60.05	43.62

2011	First Quarter	60.92	47.79
	Second Quarter	57.44	46.83
	Third Quarter	56.30	30.45
	Fourth Quarter (through October 13, 2011	36.03	29.87

International Paper Company

International Paper Company produces and distributes printing paper, packaging, forest products, and chemical products. The company operates specialty businesses in global markets as well as a broadly based distribution network, and exports its products worldwide. Its common stock is traded on the New York Stock Exchange under the symbol “IP.”

Historical Information of the Common Stock of International Paper Company

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through October 13, 2011.

		High ($)	Low ($)

2008	First Quarter	33.50	26.68
	Second Quarter	29.10	23.30
	Third Quarter	30.59	22.00
	Fourth Quarter	26.06	10.36

2009	First Quarter	12.52	4.09
	Second Quarter	15.81	6.86
	Third Quarter	25.12	13.99
	Fourth Quarter	27.66	21.35

2010	First Quarter	28.14	22.15
	Second Quarter	28.63	21.08
	Third Quarter	25.50	19.88
	Fourth Quarter	27.24	21.52

2011	First Quarter	30.29	25.63
	Second Quarter	32.86	26.57
	Third Quarter	30.95	23.23
	Fourth Quarter (through October 13, 2011	25.71	22.65

lululemon athletica inc.

lululemon athletica inc. designs and retails athletic clothing. The company produces fitness pants, shorts, tops and jackets for yoga, dance, running, and general fitness. Its common stock is traded on the Nasdaq Global Select Market under the symbol “LULU.”

Historical Information of the Common Stock of lululemon athletica inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through October 13, 2011.

		High ($)	Low ($)

2008	First Quarter	22.41	10.86
	Second Quarter	18.32	13.50
	Third Quarter	14.43	9.00
	Fourth Quarter	11.87	3.54

2009	First Quarter	4.33	2.25
	Second Quarter	7.61	4.56
	Third Quarter	12.25	5.80
	Fourth Quarter	15.42	10.68

2010	First Quarter	20.95	13.14
	Second Quarter	22.79	17.91
	Third Quarter	22.92	15.95
	Fourth Quarter	36.76	21.55

2011	First Quarter	44.92	33.48
	Second Quarter	56.55	41.55
	Third Quarter	63.76	45.45
	Fourth Quarter (through October 13, 2011	53.53	44.80

Netflix Inc.

Netflix Inc. is an online movie rental service. The company ships DVDs with no due dates or late fees, directly to the subscriber's address. Netflix also provides background information on DVD releases, including critic reviews, member reviews and ratings, and personalized movie recommendations. Its common stock is traded on the Nasdaq Global Select Market under the symbol “NFLX.”

Historical Information of the Common Stock of Netflix Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through October 13, 2011.

		High ($)	Low ($)

2008	First Quarter	38.17	21.77
	Second Quarter	40.70	26.07
	Third Quarter	32.97	26.73
	Fourth Quarter	30.04	17.94

2009	First Quarter	43.42	29.54
	Second Quarter	49.61	37.08
	Third Quarter	47.73	38.70
	Fourth Quarter	61.13	44.62

2010	First Quarter	75.06	49.13
	Second Quarter	126.81	75.00
	Third Quarter	170.63	98.02
	Fourth Quarter	205.90	149.33

2011	First Quarter	247.55	177.99
	Second Quarter	273.70	228.16
	Third Quarter	298.73	113.19
	Fourth Quarter (through October 13, 2011	123.24	108.66

Wynn Resorts Limited

Wynn Resorts Limited owns and operates luxury hotels and destination casino resorts in Las Vegas, Nevada and in Macau, China. The resorts features guest rooms and suits, restaurants, golf courses, and on-site luxury automotive dealerships. Its common stock is traded on the Nasdaq Global Select Market under the symbol “WYNN.”

Historical Information of the Common Stock of Wynn Resorts Limited

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through October 13, 2011.

		High ($)	Low ($)

2008	First Quarter	120.59	91.41
	Second Quarter	116.43	79.81
	Third Quarter	114.67	69.94
	Fourth Quarter	80.19	31.25

2009	First Quarter	55.28	15.40
	Second Quarter	49.98	21.55
	Third Quarter	73.25	29.91
	Fourth Quarter	69.91	53.73

2010	First Quarter	77.25	60.76
	Second Quarter	93.15	74.80
	Third Quarter	94.93	74.79
	Fourth Quarter	116.55	87.09

2011	First Quarter	130.81	108.99
	Second Quarter	149.74	129.40
	Third Quarter	165.25	115.08
	Fourth Quarter (through October 13, 2011	139.73	110.67

Yahoo! Inc.

Yahoo! Inc. is a global internet media company that offers an online guide to web navigation, aggregated information content, communication services, and commerce. The company's site includes a hierarchical, subject-based directory of web sites, which enables users to locate and access information and services through hypertext links included in the directory. Its common stock is traded on the Nasdaq Global Select Market under the symbol “YHOO.”

Historical Information of the Common Stock of Yahoo! Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through October 13, 2011.

		High ($)	Low ($)

2008	First Quarter	29.98	19.05
	Second Quarter	28.67	20.66
	Third Quarter	24.64	16.88
	Fourth Quarter	16.96	8.95

2009	First Quarter	14.09	11.01
	Second Quarter	16.65	12.75
	Third Quarter	17.81	14.18
	Fourth Quarter	17.67	14.97

2010	First Quarter	17.23	14.80
	Second Quarter	18.97	13.84
	Third Quarter	15.52	13.11
	Fourth Quarter	17.02	14.23

2011	First Quarter	17.77	15.57
	Second Quarter	18.65	14.70
	Third Quarter	15.81	11.09
	Fourth Quarter (through October 13, 2011	15.93	13.53

CBS Corporation

CBS Corporation is a multimedia company that operates broadcasting, television production, and publishing businesses. The company operates television and radio stations, produces and syndicates television programs, publishes books, provides online content as well as provides outdoor advertising. Its Class B common stock is traded on the New York Stock Exchange under the symbol “CBS.”

Historical Information of the Class B Common Stock of CBS Corporation

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through October 13, 2011.

		High ($)	Low ($)

2008	First Quarter	26.42	21.57
	Second Quarter	24.82	19.49
	Third Quarter	19.17	14.30
	Fourth Quarter	14.43	4.51

2009	First Quarter	8.92	3.09
	Second Quarter	8.92	3.88
	Third Quarter	12.74	5.78
	Fourth Quarter	14.35	11.49

2010	First Quarter	14.80	12.67
	Second Quarter	16.71	12.93
	Third Quarter	16.17	12.82
	Fourth Quarter	19.59	16.20

2011	First Quarter	26.12	19.20
	Second Quarter	28.49	24.02
	Third Quarter	29.54	20.38
	Fourth Quarter (through October 13, 2011	23.50	18.95

Aflac, Inc.

Aflac, Inc. is a general business holding company. The company, through its subsidiaries, provides supplemental insurance to individuals in the United States and Japan. The company's products include accident/disability plans, cancer expense plans, short-term disability plans, sickness and hospital indemnity plans, hospital intensive care plans, and fixed-benefit dental plans. Its common stock is traded on the New York Stock Exchange under the symbol “AFL.”

Historical Information of the Common Stock of Aflac, Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through October 13, 2011.

		High ($)	Low ($)

2008	First Quarter	65.55	58.72
	Second Quarter	68.22	62.80
	Third Quarter	64.25	51.25
	Fourth Quarter	58.02	30.38

2009	First Quarter	46.28	11.49
	Second Quarter	37.66	18.75
	Third Quarter	43.02	28.65
	Fourth Quarter	47.14	40.58

2010	First Quarter	54.82	45.95
	Second Quarter	56.56	40.48
	Third Quarter	53.61	43.12
	Fourth Quarter	57.85	51.45

2011	First Quarter	59.28	50.45
	Second Quarter	57.00	44.30
	Third Quarter	47.43	31.46
	Fourth Quarter (through October 13, 2011	40.62	33.57

Tiffany & Co.

Tiffany & Co. operates jewelry and specialty retail stores and designs and manufactures its products through subsidiary companies. The company retails its products through stores and boutiques in the United States, Mexico, Canada, and Brazil, and wholesales outside the United States. Its common stock is traded on the New York Stock Exchange under the symbol “TIF.”

Historical Information of the Common Stock of Tiffany & Co.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through October 13, 2011.

		High ($)	Low ($)

2008	First Quarter	44.39	34.04
	Second Quarter	49.03	40.75
	Third Quarter	45.57	34.73
	Fourth Quarter	35.34	17.71

2009	First Quarter	25.89	16.94
	Second Quarter	31.01	21.45
	Third Quarter	38.82	23.91
	Fourth Quarter	43.95	37.71

2010	First Quarter	47.99	39.70
	Second Quarter	51.94	37.91
	Third Quarter	47.11	36.29
	Fourth Quarter	65.44	46.45

2011	First Quarter	64.72	56.27
	Second Quarter	78.52	61.43
	Third Quarter	83.82	57.36
	Fourth Quarter (through October 13, 2011	71.34	58.79

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in a Note.

The following table illustrates the hypothetical payments at maturity on a $1,000 investment in the notes based on a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $75.00, and a range of hypothetical Final Stock Prices.  If the Final Stock Price of the Reference Stock does not fall below the Trigger Price on the Valuation Date, your payment at maturity will be 100% of the principal amount.  However, if the Final Stock Price is less than the applicable Trigger Price, the value of the cash or securities that you receive will be less than your principal amount.

The hypothetical examples shown below are intended to help you understand the terms of the notes.  The actual amount of cash or securities that you will receive at maturity will depend upon the Final Stock Price of the applicable Reference Stock.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity	Total Value of Payment Received at Maturity*
$150.00	150%	$1,000.00	$1,000.00
$125.00	125%	$1,000.00	$1,000.00
$100.00	100%	$1,000.00	$1,000.00
$90.00	90%	$1,000.00	$1,000.00
$80.00	80%	$1,000.00	$1,000.00
$75.00	75%	$1,000.00	$1,000.00
$70.00	70%	10 shares of the Reference Stock or the Cash Delivery Amount	$700.00
$50.00	50%	10 shares of the Reference Stock or the Cash Delivery Amount	$500.00
$25.00	25%	10 shares of the Reference Stock or the Cash Delivery Amount	$250.00
$0.00	0%	10 shares of the Reference Stock or the Cash Delivery Amount	$0.00

* Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Delivery Amount) or the principal amount of your notes in cash. Also note that if you receive the Physical Delivery Amount, the total value of the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.  Regardless of the performance of the Reference Stock, or of the payment that you receive at maturity, you will receive the interest payments on the notes.

Certain U.S. Federal Tax Information

The following table sets forth the amount of stated interest on the Notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.

RevEx Number	Reference Stock Issuer	Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
0479	Delta Air Lines, Inc.	17.00%	[ ]%	[ ]%
0480	Freeport-McMoRan Copper & Gold Inc.	16.00%	[ ]%	[ ]%
0481	International Paper Company	12.00%	[ ]%	[ ]%
0482	lululemon athletica inc.	20.00%	[ ]%	[ ]%
0483	Netflix Inc.	15.00%	[ ]%	[ ]%
0484	Wynn Resorts Limited	17.00%	[ ]%	[ ]%
0485	Yahoo! Inc.	10.00%	[ ]%	[ ]%
0486	CBS Corporation	12.00%	[ ]%	[ ]%
0487	Aflac, Inc.	11.00%	[ ]%	[ ]%
0488	Tiffany & Co.	14.00%	[ ]%	[ ]%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated June 22, 2011 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the applicable Reference Stock (or any other Reference Stock) or as to the suitability of an investment in the notes.